DYNAMIC HY BOND FUND (PDHYX)

A SERIES OF THE DIREXION FUNDS

Supplement dated July 26, 2013 to the
Summary Prospectus dated December 28, 2012
and Prospectus and Statement of Additional Information ("SAI"),
each dated December 28, 2012, as supplemented February 13, 2013

IMPORTANT NOTICE REGARDING CHANGE OF INVESTMENT POLICY FOR THE FUND

The Board of Trustees of the Direxion Funds (the "Trust"), upon the recommendation of Rafferty Asset Management, LLC, the adviser for the Dynamic HY Bond Fund (the "Fund"), has approved a change in the Fund's principal investment strategy.  Effective on or about September 24, 2013 (the "Effective Date"), the Fund's principal investment strategy will be as follows:

Principal Investment Strategy
In attempting to meet the Fund's objective, the Adviser will, under normal circumstances, invest at least 80% of the Fund's assets (plus any borrowing for investment purposes) in high yield debt instruments, commonly referred to as "junk bonds," and certain derivatives of such instruments, including derivatives which isolate the credit component of such junk bonds and do not provide general interest rate exposure.  Derivatives securities that the Fund may use include futures contracts, swap agreements, including credit default swaps, exchange-traded funds ("ETFs") and other investment companies, and baskets of high yield securities based on various high yield bond indices.  Debt instruments include corporate debt securities, convertible securities, zero-coupon securities and restricted securities.  The Adviser will generally utilize derivatives to create long positions for the Fund, meaning it will invest in derivatives that move in the same direction as the underlying debt security or credit component of a debt security.

The Fund may also seek leveraged returns by investing in derivatives, such as futures contracts, forward contracts and swaps, which can include credit default swaps and swaps on debt instruments, ETFs and mutual funds.  In utilizing this leverage strategy, the Fund will take positions in levered instruments that create investment exposure of 120% of the value of the Fund's assets, rebalancing the Fund's portfolio monthly to maintain the target exposure. Leveraging generates returns that are more pronounced, both positively and negatively, than what would be generated on the invested capital without leverage, thus changing small market movements into larger changes in the value of the investments.  Utilizing leverage may be considered an aggressive investment technique.

Credit default swaps are instruments which allow for the full or partial transfer of third party credit risk, with respect to a particular entity or entities, from one counterparty to another.  A buyer of credit default swaps is buying credit protection or mitigating credit risk.  A seller of credit default swaps is selling credit protection or assuming credit risk.  The Fund will normally be a seller of credit protection (assuming credit risk), but may also buy credit protection from time to time in order to maintain the appropriate level of exposure to the high yield bond market, such as during times of heavy redemption activity.

Given the nature of the Fund's portfolio, and the fact that a substantial portion of the Fund's portfolio may seek exposure to the credit component of junk bonds without exposure to interest rates, the Fund's performance should not be expected to mimic that of the broad junk bond market.

High yield debt instruments are generally rated lower than Baa by Moody's Investors Service(r), Inc. ("Moody's") or lower than BBB by S&P(r).  Up to 15% of the Fund's assets may be invested in instruments generally rated below Caa by Moody's or CCC by S&P(r) or derivatives of such instruments.

The Adviser does not rely solely on the ratings assigned by the rating organizations and may perform is own investment analysis in selecting instruments.  Because of the greater number of considerations involved in investing in lower-rated instruments, the achievement of the Fund's objective depends more on the analytical abilities of the portfolio management team than would be the case if the Fund were investing primarily in instruments in the higher rating categories.

The Fund may invest significantly in cash and/or cash equivalents for temporary defensive purposes.  During such times, the Fund may not achieve its investment objective.

The Fund is a "non-diversified" fund, meaning that a relatively high percentage of its assets may be invested in a limited number of issuers of securities.

In connection with the Fund's change in investment strategy, the Fund will become subject to the following additional risks:

Aggressive Investment Techniques Risk - The Fund uses investment techniques that may be considered aggressive and may entail significantly higher than normal risk.  Risks associated with the use of futures contracts, credit default swaps and other swap agreements include potentially dramatic price changes (losses) in the value of the instruments and imperfect correlations between the price of the contract and the underlying security or index.  These instruments may increase the volatility of the Fund and may involve a small investment of cash relative to the magnitude of the risk assumed.

Credit Default Swap Risk - The Fund's investment in credit default swaps may subject the Fund to greater risks than if the Fund were to invest directly in high yield bonds.  Investing in credit default swaps exposes the Fund to the credit risk of both the counterparty to the credit default swap and the issuer of the underlying reference obligation.  The Fund could realize a loss on its investment if it does not correctly evaluate the creditworthiness of the issuer of the bond or other reference obligation on which the credit default swap is based, as well as the continued creditworthiness of the counterparty.  Investments in credit default swaps are also subject to liquidity risk.

Leverage Risk - The Fund may employ leveraged investment techniques.  The use of leverage may magnify the effects of changes in the value of the Fund and make them more volatile.  The leveraged investment techniques that the Fund may employ could cause investors in the Fund to lose more money in adverse market environments.

The Fund is required to provide shareholders with 60 days' advance notice of a change in principal investment policy.  This Supplement serves as the required notice.
Questions regarding these changes may be directed to the Fund at (866) 851-0511.
* * * * *

Please retain this Supplement with the Summary Prospectus, Prospectus and SAI.